# SEC Schedule 13D/A (Amendment No. 36) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CVR Energy, Inc., CIK 0001376139
CUSIP: 12662P108
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 2277 Plaza Drive, Suite 500, Sugar Land, Texas (TX), 77479
Date of event which requires filing of this statement: 02/21/2025
Amends the filing with accession number 0001104659-12-002044
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse A. Lynn, Esq., 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- ICAHN ENTERPRISES HOLDINGS L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 67,570,593; sole dispositive power 0; shared dispositive power 67,570,593; aggregate amount beneficially owned 67,570,593 (67.2% of the class)
- ICAHN ENTERPRISES G.P. INC. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 67,570,593; sole dispositive power 0; shared dispositive power 67,570,593; aggregate amount beneficially owned 67,570,593 (67.2% of the class)
- CARL C. ICAHN (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 67,570,593; sole dispositive power 0; shared dispositive power 67,570,593; aggregate amount beneficially owned 67,570,593 (67.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: CVR Energy, Inc.
Address of issuer's principal executive offices: 2277 Plaza Drive, Suite 500, Sugar Land, Texas (TX), 77479
Comment: The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (as previously amended, the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by CVR Energy, Inc. (the "Issuer"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D, as amended.

## Item 2. Identity and Background
Name of person filing:
Items 2(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The persons filing this statement are Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

IEP Energy Holding LLC, a Delaware limited liability company, directly owns 52,070,593 Shares. American Entertainment Properties Corp., a Delaware corporation, owns a 100% interest in IEP Energy Holding LLC. AEPC Holdings LLC, a Delaware limited liability company, owns a 100% of the equity of American Entertainment Properties Corp. Icahn Enterprises Holdings owns a 100% interest in AEPC Holdings LLC. Icahn Enterprises L.P., a publicly traded Delaware limited partnership (Nasdaq: IEP), owns a 99% limited partner interest in Icahn Enterprises Holdings. Carl C. Icahn is the indirect holder of approximately 86% of the issued and outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. Icahn Enterprises GP is the general partner of and owns a 1% general partner interest in each of Icahn Enterprises Holdings and Icahn Enterprises L.P. Icahn Enterprises GP is 100% owned by Beckton Corp. ("Beckton"), a Delaware corporation. Beckton is 100% owned by Carl C. Icahn.
Residence or business address: The principal business address of each of Icahn Enterprises Holdings and Icahn Enterprises GP is 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160. The principal business address of Mr. Icahn is c/o Icahn Associates Holding LLC, 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160.
Present principal occupation or employment:
Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises L.P. and Icahn Enterprises Holdings.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises L.P., through which Mr. Icahn manages various private investment funds, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises L.P., a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment, energy, automotive, food packaging, real estate, home fashion and pharma, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following paragraph as the new last paragraph thereof:

On February 21, 2025, American Entertainment Properties Corp. entered into a trading plan (the "10b5-1 Trading Plan") pursuant to Rule 10b5-1 under the Act. The 10b5-1 Trading Plan provides that Jefferies LLC (the "Broker") may make periodic purchases of up to an aggregate of 13,356,539 Shares on behalf of American Entertainment Properties Corp. beginning on March 23, 2025. The amount and timing of purchases, if any, pursuant to the 10b5-1 Trading Plan will be determined based on the terms of the 10b5-1 Trading Plan, which include market conditions, unit price and other factors. The 10b5-1 Trading Plan will terminate at the earlier of the execution of all purchase orders pursuant to the 10b5-1 Trading Plan or February 21, 2026, or when the 10b5-1 Trading Plan is otherwise terminated pursuant to its terms. The foregoing summary is qualified in its entirety by reference to the 10b5-1 Trading Plan, a copy of which is filed as Exhibit 3 to this Amendment No. 36, and which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

The percentages set forth on the cover pages are based on 100,530,599 outstanding Shares as of February 14, 2025, as set forth in the Issuer's Annual Report on Form 10-K filed on February 19, 2025. IEP Energy Holding LLC holds 52,070,593 Shares. Icahn Enterprises L.P. holds 15,500,000 Shares. Each of Icahn Enterprises Holdings, Icahn Enterprises GP and Carl C. Icahn disclaims beneficial ownership of all Shares reported herein except to the extent of their pecuniary interest therein, if any.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following paragraph as the new last paragraph thereof:

The information set forth in Item 4 of this Amendment No. 36 with respect to the 10b5-1 Trading Plan is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following paragraph as the new last paragraph thereof:

Exhibit 3 - 10b5-1 Trading Plan, dated February 21, 2025.

## Signatures
- ICAHN ENTERPRISES HOLDINGS L.P.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer and Secretary (02/21/2025)
- ICAHN ENTERPRISES G.P. INC.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer and Secretary (02/21/2025)
- CARL C. ICAHN: /s/ Carl C. Icahn, Carl C. Icahn (02/21/2025)